SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

ELTEK LTD.
(Name of Registrant)
Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Chief Financial Officer

Date: May 12, 2015

Press Release

Eltek Reports First Quarter 2015 Financial Results

PETACH-TIKVA, Israel, May 12, 2015 (NASDAQ:ELTK) - Eltek Ltd. (NASDAQ:ELTK - News), the leading Israeli manufacturer of advanced circuitry solutions, including complex build-ups of rigid and flex-rigid printed circuit boards, announced today its financial results for the quarter ended March 31, 2015.

Revenues for the quarter ended March 31, 2015 were $9.7 million compared to revenues of $12.3 million in the first quarter of 2014.

Gross profit for the first quarter of 2015 was $1.2 million (12.6% of revenues) compared to gross profit of $1.5 million (12.3% of revenues) in the first quarter of 2014.

Operating loss for the first quarter of 2015 was $108,000 compared to an operating loss of $121,000 in the first quarter of 2014.

Net loss for the first quarter of 2015 was $234,000 or ($0.02) per share, compared to a net loss of $187,000 or ($0.02) per share, in the first quarter of 2014.

EBITDA:
In the first quarter of 2015, Eltek had EBITDA of $316,000 compared with EBITDA of $354,000 in the first quarter of 2014.

Eltek Ltd. P.O.B. 159 Petach - Tikva 4910101, Israel Tel: +972-3-9395050- Fax: +972-3-93909581 www.eltekglobal.com

Management Comments:

Mr. Yitzhak Nissan, Chairman of the Board and Chief Executive Officer, commented: “During the first quarter of 2015, we continued to experience weakness in demand for printed circuit boards and as a result, a decline in sales to the defense sector. We have been able to soften the impact of the $2.6 million decline in sales by reducing expenses. As a result of our cost reduction efforts and the increase in the US dollar exchange rate against the NIS, our operating loss was even reduced by $13,000 from the first quarter of 2014. We continue with our efforts to improve our operational efficiencies.

"We have been focused on increasing sales to the US market where we believe customers perceive our products as having both high reliability and top quality. Incoming orders from the US during the first quarter of 2015 increased by 11% compared to the first quarter of 2014. We believe that as a result of our increased marketing activities and our recent expansion of our sales force in the West Coast we will be able to increase our US sales this year. The equipment we recently purchased has been installed and already offers us increased operational flexibility and improved product quality.”

"Based on these steps, I am optimistic regarding the Company's ability to return to sustainable profitability in the future," Mr. Nissan concluded.

About Eltek
Eltek is Israel's leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multilayered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. For more information, visit Eltek's web site at www.nisteceltek.com.

Eltek Ltd. P.O.B. 159 Petach - Tikva 4910101, Israel Tel: +972-3-9395050- Fax: +972-3-93909581 www.eltekglobal.com

Use of EBITDA

ELTEK uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation and amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company's business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations.

Forward Looking Statement:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Eltek Ltd. P.O.B. 159 Petach - Tikva 4910101, Israel Tel: +972-3-9395050- Fax: +972-3-93909581 www.eltekglobal.com

Eltek Ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended
	March 31,
	2015	2014

Revenues	9,717	12,263
Costs of revenues	(8,491)	(10,752)

Gross profit	1,226	1,511

Selling, general and administrative expenses	(1,299)	(1,632)

R&D Expenses	(35)	0

Operating profit (loss)	(108)	(121)

Financial income (expenses), net	(119)	(68)

Profit (loss) before other income, net	(227)	(189)

Other income, net	2	(0)

Profit (loss) before income tax expenses	(225)	(189)

Income tax (expenses), net	(13)	(18)

Net Profit (loss)	(238)	(207)

Net profit (loss) attributable to non controlling interest	(4)	(20)

Net Profit (loss) attributable to Eltek Ltd.	(234)	(187)

Earnings per share

Basic and diluted net gain (loss) per ordinary share	(0.02)	(0.02)

Weighted average number of ordinary shares
used to compute basic and diluted net gain (loss) per
ordinary share (in thousands)	10,143	10,143

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	March 31,
	2015	2014
Assets

Current assets
Cash and cash equivalents	904	988
Receivables: Trade, net of provision for doubtful accounts	7,459	8,959
Other	527	456
Inventories	4,725	5,889
Prepaid expenses	265	265

Total current assets	13,880	16,557

Deferred taxes	1,032	2,850

Assets held for employees' severance benefits	48	53

Fixed assets, less accumulated depreciation	9,643	9,948

Intangible asset	203	0

Goodwill	0	75

Total assets	24,806	29,483

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	1,497	1,276
Accounts payable: Trade	6,548	7,789
Other	4,677	5,770

Total current liabilities	12,722	14,835

Long-term liabilities
Long term debt, excluding current maturities	3,052	1,252
Employee severance benefits	222	325

Total long-term liabilities	3,274	1,577

Equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000 shares, issued and outstanding 10,142,762 in 2014 and 10,142,762 in 2015	1,985	1,985
Additional paid-in capital	17,270	17,270
Cumulative foreign currency translation adjustments	1,721	3,128
Capital reserve	695	695
Accumulated deficit	(12,783)	(10,072)
Shareholders' equity	8,888	13,006
Non controlling interest	(78)	64
Total equity	8,810	13,070
Total liabilities and shareholders' equity	24,806	29,482

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
(In thousands US$)

Non-GAAP EBITDA Reconciliations	Three months ended
	March 31,
	2015	2014

GAAP net Income (loss)	(234)	(187)
Add back items:

Financial expenses, net	119	68
Income tax expense (benefit)	13	18
Depreciation and amortization	417	455
Adjusted EBITDA	315	354